1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2011
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 17, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DISCLOSEABLE AND CONNECTED TRANSACTION -
ACQUISITION OF EQUITY INTERESTS IN
CHINA ALUMINUM INTERNATIONAL TRADING CO., Ltd. *

SUMMARY

In compliance with the relevant laws and regulations on transfer of state-owned properties in the PRC, CAD, a wholly-owned subsidiary of Chinalco, listed the Equity Interests on CBEX for open bidding by public bidders. On 21 December 2010, the Company submitted a bid for the Equity Interests at a bid price of RMB115,346,929 (equivalent to approximately HK$137,262,846), which is equivalent to the list price for the Equity Interests on CBEX. The Company, being the only bidder for the Equity Interests, successfully bid the Equity Interests. Subject to approval by the Independent Shareholders at the AGM, the Company will, as purchaser, enter into the Proposed Agreement with CAD, as vendor, in respect of the Proposed Acquisition. Upon completion of the Proposed Acquisition, CIT will become a wholly-owned subsidiary of the Company.

Chinalco, being the controlling shareholder of the Company, is a connected person of the Company for the purpose of the Hong Kong Listing Rules and CAD, being a wholly-owned subsidiary of Chinalco, is an associate of Chinalco for the purpose of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Proposed Acquisition is more than 5% but less than 25%, the Proposed Acquisition constitutes a discloseable and connected transaction of the Company under the Hong Kong Listing Rules, and is therefore subject to the reporting and announcement requirements as well as the Independent Shareholders' approval requirement under the Hong Kong Listing Rules.

The Proposed Acquisition will be considered and if thought fit, approved by the Independent Shareholders at the AGM. A circular containing details of the Proposed Acquisition, a letter from the Independent Board Committee containing its recommendation in respect of the Proposed Acquisition and a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition, as well as a circular containing, among other things, notice of the AGM are expected to be despatched to the shareholders of the Company within 15 business days from the date of this announcement.

I.	INTRODUCTION

CIT is a subsidiary of the Company owned as to 90.5% by the Company and 9.5% by CAD, a subsidiary of Chinalco. In compliance with the relevant laws and regulations on transfer of state-owned properties in the PRC, CAD listed the Equity Interests, being all of its interests in CIT, on CBEX for open bidding by public bidders. On 21 December 2010, the Company submitted a bid for the Equity Interests at a bid price of RMB115,346,929 (equivalent to approximately HK$137,262,846), which is equivalent to the list price for the Equity Interests on CBEX. The Company, being the only bidder for the Equity Interests, successfully bid the Equity Interests. Subject to approval by the Independent Shareholders at the AGM, the Company, as purchaser, and CAD, as vendor, will enter into the Proposed Agreement, the principal terms of which are set out in section II "The Proposed Agreement" below. Upon completion of the Proposed Acquisition, CIT will become a wholly-owned subsidiary of the Company.

II.	THE PROPOSED AGREEMENT

The terms of the Proposed Agreement will be agreed between the Parties, but will contain the following principal terms:

A.	Parties

(i)	CAD, as vendor; and

(ii)	The Company, as purchaser

B.	Consideration

RMB115,346,929 (equivalent to approximately HK$137,262,846), of which:

(i)

RMB85,346,929 (equivalent to approximately HK$101,562,846) shall be paid by the Company in cash to CAD within a period of time from the date of the Proposed Agreement to be agreed between the Parties; and

(ii)	RMB30,000,000 (equivalent to approximately HK$35,700,000), which was paid by the Company to CBEX as earnest money, shall be applied as part payment of the Consideration.

The Consideration is equivalent to the list price for the Equity Interests on CBEX, which was determined by CAD based on the Valuation Report prepared by Zhongyu Asset Evaluation Limited as part of the listing requirements of CBEX. The Valuation Report was available to the public bidders for assessment of the value of the Equity Interests. The Company intends to fund the Proposed Acquisition through internal resources.

III.	REASONS FOR AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY FROM THE PROPOSED ACQUISITION

In view of the complex structure of the Group and the intersect holdings of interests in various companies within the Group between the Company and Chinalco, the Directors consider that the Proposed Acquisition will simplify the Group's structure and improve the quality of management and corporate governance of the Group.

Having considered the above, the Directors (including the independent non-executive Directors) are of the view that the Proposed Acquisition (including the basis of the Consideration) is on normal commercial terms which are fair and reasonable and in the interests of the Company and its shareholders as a whole.

IV.	INFORMATION ON CIT

CIT is established in the PRC with limited liability and is owned as to 90.5% by the Company and 9.5% by CAD. CIT is principally engaged in the trading of alumina and aluminum.

In accordance with PRC Generally Accepted Accounting Principles, the audited consolidated profits (before and after taxation and extraordinary items) attributable to the Equity Interests for the two financial years ended 31 December 2010 and 31 December 2009 are set out as follows:

	Year ended 31 December 2010	Year ended 31 December 2009
	(RMB)	(RMB)

Profit before taxation	81,705,713	60,087,519
and extraordinary items	(equivalent to	(equivalent to
	approximately	approximately
	HK$97,229,798)	HK$71,504,148)
Profit after taxation	51,020,316	44,699,408
and extraordinary items	(equivalent to	(equivalent to
	approximately	approximately
	HK$60,714,176)	HK$53,192,296)

The net book value of the Equity Interests was approximately RMB132,320,169 (equivalent to approximately HK$157,461,001) as at 31 December 2010 and the appraised value of the Equity Interests was RMB115,346,929 (equivalent to approximately HK$137,262,846) based on the Valuation Report. The original cost of acquisition of the Equity Interests paid by CAD (i.e. the total amount of capital contribution made by CAD in respect of the Equity Interests) was RMB19,000,000 (equivalent to approximately HK$22,610,000).

V.	INFORMATION ON THE COMPANY AND CAD

The Company (together with its subsidiaries) is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum in the world. It is principally engaged in the mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products, and the trading of other non-ferrous metal products.

CAD is a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company. CAD is principally engaged in the property development, operation and management, indoor and outdoor renovation, distribution of construction materials and non-ferrous metal products (except state-regulated products), and assets investment.

VI.	THE HONG KONG LISTING RULES IMPLICATIONS

Chinalco, being the controlling shareholder of the Company, is a connected person of the Company for the purpose of the Hong Kong Listing Rules and CAD, being a wholly-owned subsidiary of Chinalco, is an associate of Chinalco for the purpose of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Proposed Acquisition is more than 5% but less than 25%, the Proposed Acquisition constitutes a discloseable and connected transaction of the Company under the Hong Kong Listing Rules, and is therefore subject to the reporting and announcement requirements as well as the Independent Shareholders' approval requirement under the Hong Kong Listing Rules.

The Directors have appointed the Independent Board Committee, comprising the three independent non-executive Directors, to advise the Independent Shareholders as to the fairness and reasonableness of the Proposed Acquisition. The Directors have also appointed China Merchants Securities (HK) Co., Ltd. as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition.

The Proposed Acquisition is subject to approval by the Independent Shareholders at the AGM. A circular containing details of the Proposed Acquisition, a letter from the Independent Board Committee containing its recommendation in respect of the Proposed Acquisition and a letter from China Merchants Securities (HK) Co., Ltd., the independent financial adviser, containing its advice in respect of the Proposed Acquisition, as well as a circular containing, among other things, notice of the AGM are expected to be despatched to the shareholders of the Company within 15 business days from the date of this announcement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"

means the 2010 annual general meeting of the Company to be convened at the Company's conference room, 29th Floor, No. 62 North Xizhimen Street, Haidan District, Beijing, PRC on a date to be announced by the Company;

"CAD"	means, China Aluminum Development Limited*, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Chinalco;

"CBEX"	means, China Beijing Equity Exchange Group, an equity exchange services institution authorised by the Beijing Municipal Government of the PRC;

"Chinalco"

means,Aluminum Corporation of China*, a state-owned enterprise established in the PRC and the controlling shareholder of the Company holding (together with its subsidiaries) 41.82% of the total issued share capital of the Company;

"CIT"	means, China Aluminum International Trading Co., Ltd.*, a limited liability company incorporated in the PRC owned as to 90.5% by the Company and as to 9.5% by CAD;

"Company"

means, Aluminum Corporation of China Limited*, a joint stock limited company established in the PRC with limited liability, the A shares, H shares and American depositary receipts of which are listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange, Inc., respectively;

"Consideration"	means the consideration of the Proposed Acquisition to be paid by the Company to CAD under the Proposed Agreement;

"Directors"	means the directors of the Company;

"Equity Interests"	means the 9.5% equity interests in CIT owned by CAD, being all of CAD's interests in CIT;

"Group"	means the Company and its subsidiaries;

"Hong Kong"	means the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"

means a committee of the Board established for the purpose of considering the Proposed Acquisition, comprising independent non-executive Directors, namely, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao;

"Independent Shareholders"

means the shareholders of the Company (other than Chinalco, and its associates) who are not required to abstain from voting on the resolution to be proposed in respect of the Proposed Acquisition at the AGM;

"Parties"	means the parties to the Proposed Agreement, namely, CAD and the Company;

"PRC"	means the People's Republic of China;

"Proposed Acquisition"	means the proposed acquisition of the Equity Interests by the Company from CAD under the Proposed Agreement;

"Proposed Agreement"	means the equity transfer agreement to be entered into between CAD (as vendor) and the Company (as purchaser) in relation to the Proposed Acquisition pending approval by the Independent Shareholders;

"RMB"	means Renminbi, the lawful currency of the PRC; and

"Valuation Report"	means the valuation report on the Equity Interests dated 12 November 2010 prepared by Zhongyu Asset Evaluation Limited*, an asset valuation company appointed by CAD.

For the purpose of this announcement, translations of RMB into Hong Kong dollars are made for illustration purposes only at the exchange rate of HK$1.19 to RMB1.00.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
17 March 2011

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (independent non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary